Exhibit (a)(34)

AIXTRON SE: Tender Offer by Grand Chip Investment GmbH / Referral of CFIUS Decision to the President of the United States

Herzogenrath, Germany, November 18, 2016 — AIXTRON SE (FSE: AIXA, AIXC; NASDAQ: AIXG), one of the world’s leading providers of deposition equipment to the semiconductor industry, announced today that the investigation period for the Committee on Foreign Investment in the United States (“CFIUS”) to review the tender offer by Grand Chip Investment GmbH (“GCI”) from a U.S. national security perspective lapsed on November 17, 2016 at midnight EST (November 18, 2016, 6.00 am CET).

CFIUS did not issue a close-out letter, but rather informed GCI and AIXTRON that, from CFIUS’ perspective, there are unresolved U.S. national security concerns regarding the proposed transaction. CFIUS informed the parties that it plans to recommend to the U.S. President that the transaction be prohibited based on CFIUS’ conclusion that there would be no reasonable way to mitigate the U.S. national security risks perceived by CFIUS on the basis of the mitigation proposals submitted by the parties to date. As a consequence thereof, CFIUS recommended the parties request withdrawal of their notice and abandon the entire transaction.

Both, GCI and AIXTRON have decided not to follow such recommendation as a result of which the matter has been referred to the U.S. President for decision in line with CFIUS statutes. Under the CFIUS statute, the U.S. President must render his decision to block or allow the proposed transaction within 15 calendar days.

GCI and AIXTRON plan to continue to actively engage in further discussions to explore means of mitigation that may be amenable to CFIUS or the U.S. President to resolve outstanding U.S. national security concerns or to take other alternative measures that could allow the parties to proceed with the transaction. There are no assurances that CFIUS or the U.S. President will entertain further dialogue with the parties or that the parties will be able to identify and agree to any mitigation or to take alternative measures that will allow the parties to proceed with the transaction.

Contact:

Guido Pickert

Investor Relations & Corporate Communications

T: +49 (2407) 9030-444

F: +49 (2407) 9030-445

invest@aixtron.com

For further information on AIXTRON (FSE: AIXA/AIXC, ISIN DE000A0WMPJ6/ DE000A2BPYT0; NASDAQ: AIXG, ISIN US0096061041) please consult our website at http://www.aixtron.com.

Additional information

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities.  The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE commenced on 29 July 2016.  The terms and conditions of the takeover offer have been published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) are made only pursuant to, the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”).  AIXTRON SE has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer on 11 August 2016; in addition, AIXTRON SE’s Management Board and Supervisory Board has published a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG).  The now amended takeover offer as well as its English translation is available on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements.  With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The so called Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG (as amended from time to time), contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this document, govern the terms and conditions of the takeover offer.  Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC are available at no charge on the SEC’s web site at www.sec.gov.  In addition, Grand Chip Investment GmbH’s Tender Offer Statement and other documents it has filed with the SEC will be available at www.grandchip-aixtron.com.